Contact

www.linkedin.com/in/johnhhawkins
(LinkedIn)
www.managementperformance.com
(Other)
www.pathfinderconsulting.net
(Other)

Top Skills

Strategic Planning

Human Resources

Business Strategy

Languages

English (Native or Bilingual)

Portuguese (Professional Working)

Honors-Awards

Ex-Board President, RC Durr YMCA

Board of Directors , Northern KY
Chamber of Commerce

Member, Cincinnati Chamber of
Commerce MBA Program

Cincinnati Chamber of Commerce -
MBA Porfolio Company

Ex-Path to Purchase Institute Faculty

Publications

Things to Consider When Using
Surveys to Engage Your Employees

Organizational Development and
Human Resources Blog

Audience Matters Now More than
Ever - Patients as Customers

John Hawkins

President | CEO | Founder | Board Member | Keynote Speaker |
Bringing Pragmatic Human Capital Solutions to Clients
Cincinnati, Ohio, United States

Experience

MPI Digital
President, Founder
August 2024 - Present (5 months)

Management Performance International
President | CEO
July 2011 - Present (13 years 6 months)

Management Performance International (MPI Consulting), is a 45 year old
Human Resource and Human Capital Management Organization practice
located in Cincinnati, Ohio.

Our key practice areas include:

• Strategic Human Resource Consulting

• Diversity and Inclusion

• Organizational Development

• Employee and Labor Relations

• Compensation and Rewards

• Human Resource Outsourcing

• Training and Capability Development

Our practice leaders are proven professionals, each with +20 years of
experience in their respective practice area.

We have worked with hundreds of clients domestically and internationally
helping them to resolve Human Resource, Employee/Labor Relations,
Diversity, Equity and Inclusion challenges.

visit us at: www.managementperformance.com

Pathfinder Management Consulting
President|CEO
January 2010 - July 2011 (1 year 7 months)

Strategic Consulting focused on practical solutions for clients leveraging 25 years of experience as a Senior Sales, Marketing and Consulting Executive.

Key focus areas include:
* Strategic Shopper Activation
* Sales and Customer Strategy Development
* Route to Market (Channel Strategy and Trading Terms)
* Joint Business Planning
* Sales and Key Account Training (Basics to Advanced Skills)

Imperial Tobacco
Head of Business Development
February 2009 - December 2009 (11 months)

Glendinning Management Consultants, a Division on Kantar/WPP
Vice President
April 2005 - February 2009 (3 years 11 months)

Novartis
SVP Sales Acute Care and Home Care Medical Nutrition
2002 - 2005 (3 years)

Kellogg Company
Central Region Vice President Sales
2001 - 2002 (1 year)

Procter & Gamble
Associate Director
July 1984 - October 2001 (17 years 4 months)

Procter & Gamble Brazil
Customer Marketing Executive
1997 - 2000 (3 years)
São Paulo, São Paulo, Brazil

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Education

University of Mississippi
BBA, Banking and Finance · (1980 - 1984)